Exhibit 99.1

Volvo Rolls out Three New Coaches

STOCKHOLM, Sweden--(BUSINESS WIRE)--Sept. 19, 2006--Volvo (NASDAQ:VOLV)(STO:VOLVA)(STO:VOLVB)(Brussels:VLV) is rolling out three new coaches today at the major IAA bus and truck trade show in Hanover, Germany. The coaches feature a new, elegant and striking design, unique safety features as well as engines that are cleaner and more fuel-efficient than earlier models as a result of new technology.

The Volvo 9700 is one of Volvo Buses' models that has the broadest application area as a result of the many versions with regard to length, height and engine alternatives. There are versions for intercity traffic, express coaches and as tourist coaches.

The Volvo 9900 is the company's most exclusive tourist coach, with features to satisfy the most demanding customers. Passenger comfort is exceptionally high, with theater floor and a sloping window line that ensures a perfect view for all passengers.

Volvo Buses is also launching an entirely new coach model for customers requiring an elegant, simple and value-for-money coach or intercity bus. The Volvo B9R/Sunsundegui is being produced in cooperation with the Spanish body company Sunsundegui.

Volvo is first in the bus and coach industry to launch a front underrun protection system that prevents cars from being wedged under the bus in the event of a collision. As a result of this protection, the deformation zones in the passenger car as well as the coach are used to absorb impact energy and, accordingly, reduce the risk of serious injuries.

A common feature for all three coach models is that they are equipped with engines that meet the new, restrictive Euro 4 emissions standard. It is also possible for customers to order engines that comply with the proposed Euro 5 standard, a requirement that does not become valid until 2009.

Volvo has chosen SCR technology to meet the emissions requirements. As a result of this and new, improved gearboxes, the new engines are more fuel-efficient than their predecessors. With today's high fuel prices, this is a major benefit for coach operators, while at the same time reducing the emission of carbon dioxide.

September 19, 2006

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Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

(http://wpy.observer.se/wpyfs/00/00/00/00/00/08/4B/AF/wkr0001.pdf)

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CONTACT: Volvo
Per-Martin Johansson, +46 31 322 52 00
per-martin.johansson@volvo.com